NEWS RELEASE

August 16, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN ACQUIRES NEW GOLD-SILVER PROJECT ALONG IXTACA TREND

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to announce that it has acquired a 100% interest in the approximately 10,000 hectare Tierra property through staking. The Tierra property is also located in Puebla State roughly 30 kilometres from Almaden’s 100% owned Tuligtic project where the Company recently announced a significant drilling discovery at the Ixtaca Zone (see Almaden news release of August 9, 2010; TU-10-1 intersected 1.01 g/t gold and 48 g/t silver over 302.41 meters).

The Tierra project covers a broad area of intense clay and silica alteration developed in volcanic rocks which overlie deformed Cretaceous carbonate units. Stream sediment samples taken by Almaden have returned anomalous arsenic, antimony and mercury values. This geological setting interpreted to be very similar to that at the Ixtaca zone, represented the shallow portions of a well preserved epithermal system.

The acquisition of the Tierra project adds to Almaden’s portfolio of properties in central Mexico which includes the 100% Almaden owned Caldera and Lajas properties, both acquired through staking. The Ixtaca, Caldera, Tierra and Lajas properties are located near or within the Trans Mexican Volcanic Bell, and all are less than 150 kilometres from the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Ixtaca Zone is a drilling discovery beneath barren kaolinite and silica alteration. The Caldera project is located roughly 10 kilometers from the Ixtaca zone and covers an area of intense acid-sulphate alteration including zones of massive to vuggy silica, quartz-alunite and kaolinite over an 8 by 2 kilometre area. Rock samples taken to date in areas of acid sulphate alteration have returned values from below detection to 40 ppb gold. High values of arsenic and mercury were also returned in this sampling program. Almaden’s management believes that the Caldera project represents a well preserved high sulphidation system. The Lajas project covers outcropping quartz veins that were identified in a regional exploration program. Three reconnaissance rock grab and chip samples taken by Almaden returned an average of 3.2 g/t gold and a high of 9.3 g/t gold over a 0.3 meter width. Recent soil sampling at Lajas has outlined a broad area of anomalous gold and trace metal elements consistent with epithermal mineralisation.

J.D. Poliquin, Chairman of Almaden commented, “The Caldera, Lajas and recently acquired Tierra projects are a testament to our on-going prospect generation efforts. All three, while early stage, cover large underexplored alteration zones. Our recent Ixtaca discovery shows that such targets have the potential to host significant mineralisation. As Almaden plans to focus on the Ixtaca Zone and its JV El Cobre porphyry copper-gold project in Veracruz State, the Company seeks qualified and technically proficient partners with whom to jointly explore the Caldera, Lajas and Tierra projects.”

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden, and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently five projects (Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”____________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.